January 12, 2006

Mr. Larry Spirgel

Securites and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alliance HealthCard, Inc.

Form 10-KSB for Fiscal Year Ended September 30, 2005

Filed December 29, 2005

File No. 000-30099

Dear Mr. Spirgel:

In response to your correspondence dated January 11, 2006, please review the following responses. We appreciate your input to ensure that Alliance HealthCard is in full compliance and adherence to all of the applicable disclosure requirements with the SEC.

Form 10-KSB for Fiscal Year Ended September 30, 2005

2. Summary of Significant Accounting Policies, page 19

Implementation Expense Recognition, page 20

Contract implementation cost primarily consist of the following items that are included in the fulfillment package distributed to each member in a program: a) member identification card; b) member ship guide that contains information regarding the specific provisions on how to utilize the services of the program, applicable discounts and required disclosures for state compliance for a discount health card program for dental and vision services; c) envelopes and postage for each fulfillment package and d) printing, assembly and data processing.

Implementation expense in excess of $5,000 is capitalized over a twelve-month period to properly match expenses with revenue. The membership term for the majority of our programs is for a one-year period. Many of our programs that are offered allow the client and/or member to either pay their fees on an annual basis. These fees are recorded as deferred revenue and recognized over a twelve-month period.

5. Stock Options, page 21

In accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, the Company measures stock-based compensation expense as the excess of the market price on date of grant over the amount of the grant. Since the Company grants all stock-based compensation at the market price on the date of grant, no compensation expense is recognized. As permitted, the Company has elected to adopt only the disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation. Per Note 5, the Company has accounted for its employee stock options granted under the fair value method. The fair value of each option is estimated on the date of grant using the Black-Scholes method with the following weighted average assumptions used for grants for the years ending September 30, 2005 and September 30, 2004.

General

Requirements for Item 307 have been addressed in Item #8A, Controls and Procedures. In regard to disclosure for Item 308, it was my understanding that companies with market capitalization of up to $75 million would have until July 2007 to comply with the rule.

Item 601(b)(31) Certifications

The certifications will be amended to conform exactly to the form of Rule 13a-14(a) certification set forth in Item 601(b)(31) of Regulation S-B for both the CEO & CFO.

An amended Form 10-KSB will be filed with the SEC by January 17, 2006.

In addition to addressing your comments on the Form 10-KSB, Alliance HealthCard, Inc. hereinafter referred to as (“Company”), also acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Rita W. McKeown
Rita W. McKeown
Chief Financial Officer